UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company (Issuer))

AIRTRAN HOLDINGS, INC.

GALENA ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

597911 10 6

(CUSIP Number of Class of Securities)

Richard P. Magurno

Senior Vice President, General Counsel and Secretary

AirTran Holdings, Inc. and Galena Acquisition Corp.

9955 AirTran Boulevard

Orlando, Florida 32927

(407) 318-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard E. Turner

M. Timothy Elder

Smith Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street

Atlanta Georgia 30309

(404) 815-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

THIS AMENDMENT NO. 7 AMENDS AND SUPPLEMENTS THE TENDER OFFER STATEMENT SCHEDULE TO (THE “SCHEDULE TO”) FILED ON JANUARY 11, 2007 BY AIRTRAN HOLDINGS, INC., A NEVADA CORPORATION (“AIRTRAN”) AS WELL AS ALL PREVIOUS AMENDMENTS TO THE SCHEDULE TO. THIS SCHEDULE TO RELATES TO THE OFFER (THE “OFFER”) BY AIRTRAN, THROUGH ITS WHOLLY-OWNED SUBSIDIARY, GALENA ACQUISITION CORP. (“GALENA”), TO EXCHANGE EACH ISSUED AND OUTSTANDING SHARE OF COMMON STOCK AND SERIES A JUNIOR PARTICIPATING PREFERRED STOCK AND ASSOCIATED RIGHTS OF MIDWEST AIR GROUP, INC., A WISCONSIN CORPORATION (“MIDWEST”), (COLLECTIVELY THE “RIGHTS AND TOGETHER THE “MIDWEST SHARES”), FOR CONSIDERATION CONSISTING OF A COMBINATION OF CASH AND COMMON STOCK, PAR VALUE $0.001 PER SHARE (“AIRTRAN COMMON STOCK”), OF AIRTRAN HAVING AN AGGREGATE VALUE OF $13.25 PER SHARE, COMPRISED OF $6.625 IN CASH AND 0.5884 OF A SHARE OF AIRTRAN COMMON STOCK ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(1) TO THE SCHEDULE TO.

AIRTRAN HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 RELATING TO THE AIRTRAN COMMON STOCK TO BE ISSUED TO HOLDERS OF MIDWEST SHARES IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS, WHICH IS A PART OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”), AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(1) AND (A)(2) TO THE SCHEDULE TO.

ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY AIRTRAN IS HEREBY INCORPORATED BY REFERENCE.

Item 12. Exhibits.

Item 12 is hereby supplemented and amended as follows:

(a)(27) AirTran press release dated January 26, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AIRTRAN HOLDINGS INC.

By:	/s/ Richard P. Magurno
Richard P. Magurno Senior Vice President General Counsel and Secretary

Date: January 29, 2007

3

INDEX TO EXHIBITS

(a)(1)	Prospectus relating to AirTran Class A Common Stock to be issued in the Offer.(1)

(a)(2)	Form of Letter of Transmittal.(1)

(a)(3)	Form of Notice of Guaranteed Delivery.(1)

(a)(4)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 11, 2007.(2)

(a)(8)	Press Release announcing AirTran’s intention to commence the Offer issued by AirTran on January 11, 2007. (1)

(a)(9)	Letter dated January 11, 2007 from AirTran to the Board of Directors of Midwest. (1)

(a)(10)	AirTran Press Release dated December 20, 2006 (previously filed on December 21, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).(2)

(a)(11)	AirTran Press Release dated December 19, 2006 (previously filed on December 20, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(12)	AirTran Press Release dated December 18, 2006 (previously filed on December 19, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).(2)

(a)(13)	AirTran Press Release dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(14)	AirTran Investor Presentation dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”). (2)

(a)(15)	AirTran letter to Midwest’s Board of Directors dated December 13, 2006. (1)

(a)(16)	AirTran letter to Midwest’s Chief Executive Officer dated November 22, 2006. (1)

(a)(17)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 31, 2006. (1)

(a)(18)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 20, 2006. (1)

(a)(19)	Text of presentation provided to investors during the conference call on January 11, 2007.(3)

(a)(20)	AirTran Press Release dated January 18, 2007. (2)

(a)(21)	Transcript of AirTran conference call of January 11, 2007. (2)

(a)(22)	AirTran Press Release dated January 19, 2007. (2)

(a)(23)	AirTran Press Release dated January 23, 2007. (2)

(a)(24)	AirTran letter to Midwest shareholders dated January 24, 2007. (2)

(a)(25)	AirTran Press Release dated January 24, 2007. (2)

(a)(26)	AirTran Press Release dated January 25, 2007. (2)

(a)(27)	AirTran Press Release dated January 26, 2007.

(d)	None.

(g)	None.

(h)	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters. (1)

(1)	Incorporated by reference from AirTran’s Registration Statement on Form S-4 filed on January 11, 2007.
(2)	Previously filed.
(3)	Incorporated by reference from AirTran’s Rule 425 filing on January 11, 2007.